SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Rouse Properties, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

779287101

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management, Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 956-5182

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019−6099

(212) 728−8000

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779287101	Page 2 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.52%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,901 shares of Common Stock, representing 23.52% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

2

CUSIP No. 779287101	Page 3 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.52%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,901 shares of Common Stock, representing 23.52% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

3

CUSIP No. 779287101	Page 4 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.52%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,901 shares of Common Stock, representing 23.52% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

4

CUSIP No. 779287101	Page 5 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 265,725*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 265,725*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 265,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

5

CUSIP No. 779287101	Page 6 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 530,635*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 530,635*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 530,636*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.08%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

6

CUSIP No. 779287101	Page 7 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,774*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,774*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 177,774*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

7

CUSIP No. 779287101	Page 8 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,393*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,393*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 178,393*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

8

CUSIP No. 779287101	Page 9 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,165,707*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,165,707*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,165,707*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.43%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

9

CUSIP No. 779287101	Page 10 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,995,702*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,995,702*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,995,702*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.45%
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

10

CUSIP No. 779287101	Page 11 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.98%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

11

CUSIP No. 779287101	Page 12 of 25 Pages

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.98%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

12

CUSIP No. 779287101	Page 13 of 25 Pages

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.98%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

13

CUSIP No. 779287101	Page 14 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.52%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

14

CUSIP No. 779287101	Page 15 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.52%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

15

CUSIP No. 779287101	Page 16 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,901*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.52%*
14	TYPE OF REPORTING PERSON PN

*By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,901 shares of Common Stock, representing 23.52% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

16

CUSIP No. 779287101	Page 17 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,995,702*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,995,702*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,995,702*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.45%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,580,603 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 53.98% of the shares of Common Stock. See Item 5.

17

CUSIP No. 779287101	Page 18 of 25 Pages

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.98%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

18

CUSIP No. 779287101	Page 19 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.98%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

19

CUSIP No. 779287101	Page 20 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield REP GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,580,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,580,603*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,580,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.98%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

20

CUSIP No. 779287101	Page 21 of 25 Pages

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings R 1 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

21

CUSIP No. 779287101	Page 22 of 25 Pages

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings R 2 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,995,702*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,995,702*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,995,702*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.45%*
14	TYPE OF REPORTING PERSON CO

* See Item 5

22

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D filed on January 23, 2012 (the “Original Schedule 13D) and amended on March 12, 2012 (“Amendment No. 1”) and March 20, 2012 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”). This Amendment No. 3 relates to the common stock, par value $0.01 per shares (“Common Stock”), of Rouse Properties, Inc. a Delaware corporation (the “Company”).

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include:

On December 31, 2012, Holdco 1 was liquidated. As a result of such liquidation, each Investment Vehicle that previously beneficially owned shares of Common Stock indirectly through Holdco 1 received such number of shares of Common Stock such Investment Vehicle previously beneficially owned indirectly through Holdco 1. The number of shares of Common Stock beneficially owned by each Investment Vehicle did not change as a result of such liquidation.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on December 31, 2012, the Investment Vehicles or Holdco 2 beneficially owned the shares of Common Stock indicated on the following table or as described below. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 49,246,087 shares of Common Stock reported by the Company as outstanding as of November 2, 2012 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

Reporting Person	Common Stock directly held	Beneficial Ownership
BRH	2,946,661	5.98%
BRH II	2,012,058	4.09%
BRH III	2,307,948	4.69%
BRH IV-A	265,725	0.54%
BRH IV-B (1)	530,635	1.08%
BRH IV-C (1)	177,774	0.36%
BRH IV-D	178,393	0.36%
BRH V	3,165,707	6.43%
Holdco 2	14,995,702	30.45%
Total:	26,580,603	53.98%

(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held by Brookfield US Retail Holdings LLC. See Item 6.

Holdco 2 beneficially owned and directly held 14,995,702 shares of Common Stock, representing approximately 30.45%. As the sole shareholder of Holdco 2, BRH VI may be deemed to beneficially own all of the shares of Common Stock directly held by Holdco 2, consisting of 14,995,702 shares of Common Stock, representing approximately 30.45% of the shares of Common Stock.  As direct and indirect controlling persons of BRH VI, BR Split II, BRGP, US Corp., US Holdings, and Brookfield may be deemed to share with BRH VI beneficial ownership of such shares of Common Stock.

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock owned by each of the Investment Vehicles, consisting of 11,584,901 shares of Common Stock, collectively representing 23.52% of the Common Stock. As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, BHC and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock.

23

Split LP is the non-managing member of BRH. By virtue of (i) its ability under the Operating Agreement of BRH to appoint and remove the board of directors of BRH and (ii) the ability of the board of directors of BRH to direct BAM Canada on behalf of BRH to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), Split LP may be deemed to share voting and investment power with respect to the 11,584,901 shares of Common Stock owned by the Investment Vehicles, representing approximately 23.52% of the shares of the Common Stock. As direct and indirect controlling persons of Split LP, BRGP, US Holdings, US Corp. and Brookfield may be deemed to share with Split LP beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 26,580,603 shares of Common Stock, constituting beneficial ownership of 53.98% of the shares of the Common Stock. Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by each of the other Investment Vehicles.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons. Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that either Future Fund or SB beneficially owns shares of Common Stock that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c) Except as otherwise described in this Schedule 13D, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty days.

(d) As described in Item 4 of the Original Schedule 13D, pursuant to the terms of the Operating Agreements, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a Class B interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D, which entitles Brookfield (US) Investments Ltd. to receive a portion (up to 20%) of the aggregate investment proceeds distributed to non-managing members or limited partners, as applicable, of such Investment Vehicles. Pursuant to the terms of the BRH IV-B Agreement and the BRH IV-C Agreement (described in Item 6 of the Original Schedule 13D), BUSRH, as the holder of shares of Common Stock, has agreed to distribute to BRH IV-B and BRH IV-C, as applicable, any distributions or cash payments received by BUSRH with respect to the shares of Common Stock held by it.

24

(e) As of December 31, 2012, Holdco 1 ceased to be a beneficial owner of more than five percent of the class of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on January 3, 2013, with respect to the joint filing of this Amendment No. 3 and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 16.

Item 7. Material To Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 16	Joint Filing Agreement, dated as of January 3, 2013, by and among Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, Brookfield Retail Holdings VI LLC and Brookfield Retail Holdings R 2 Inc.

25

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2013	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman Title: Senior Managing Partner
Dated: January 3, 2013	PARTNERS LIMITED

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: January 3, 2013	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 3, 2013	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: January 3, 2013	brookfield retail split lp

By: Brookfield REP GP Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 3, 2013	brookfield US Holdings Inc.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: January 3, 2013	brookfield US Corporation

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS IV-C LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL SPLIT II

By: Brookfield REP GP Inc., its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS VI LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS R 1 INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS R 2 INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

Dated: January 3, 2013	BROOKFIELD REP GP INC.

By: Brookfield US Corporation, its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Exhibit 16

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of January 3, 2013, by and among the parties hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Rouse Properties, Inc., a Delaware corporation, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 3, 2013	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman Title: Senior Managing Partner
Dated: January 3, 2013	PARTNERS LIMITED

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: January 3, 2013	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 3, 2013	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: January 3, 2013	brookfield retail split lp

By: Brookfield REP GP Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 3, 2013	brookfield US Holdings Inc.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: January 3, 2013	brookfield US Corporation

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS IV-C LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL SPLIT II

By: Brookfield REP GP Inc., its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS VI LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 3, 2013	BROOKFIELD RETAIL HOLDINGS R 2 INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

Dated: January 3, 2013	BROOKFIELD REP GP INC.

By: Brookfield US Corporation, its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President